14047504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40524

SEC MAIL PROCESSING SECTION RECEIVED MAR 04 2014 WASHINGTON DC 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carter Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

167 Old Post Road
(No. and Street)

Southport (City) CT (State) 06890 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Carter 203-254-3333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
(Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488 (Address) Shelton (City) CT (State) 06484 (Zip Code)

CHECK ONE:

✓ Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Michael Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carter Capital Corporation, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN E BENJAMIN
Notary Public
Connecticut
My Commission Expires Sep 30, 2017

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Changes in Financial Condition.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

CARTER CAPITAL CORPORATION

Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Years Ended December 31, 2013 and 2012

DH L&S

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Financial Statements

CARTER CAPITAL CORPORATION

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2013 and 2012

CARTER CAPITAL CORPORATION

Years Ended December 31, 2013 and 2012

CONTENTS

	Page
Independent auditors' report	1-2
Financial statements:	
Statements of financial condition	3
Statements of operations	4
Statement of changes in shareholder's equity	5
Statements of cash flows	6
Notes to financial statements	7-9
Accompanying information to financial statements:	
Computation of net capital pursuant to the Uniform Net Capital Rule 15c3-1	10
Independent auditors' report on internal control under SEC Rule 17a-5 (g)(1)	11-12

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.
Certified Public Accountants / Business Consultants

JENNIFER S. BULL, CPA
JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
MICHAEL F. GANINO, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
ALBERTO C. MARTINS, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Shareholder
Carter Capital Corporation
Southport, Connecticut

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Carter Capital Corporation (the Company) as of December 31, 2013 and 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in page 10 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in page 10 has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in page 10 is fairly stated in all material respects in relation to the financial statements as a whole.

February 19, 2014
Shelton, Connecticut

Parker, Hillman, LaMonte & Stenczala, P.C.

CARTER CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013	December 31, 2012
Assets		
Current assets:		
Cash	**$20,044**	$22,378
Due from related party	**7,945**	18,230
Total Assets	**$27,989**	$40,608
Shareholder's Equity:		
Common stock, no par value; 10,000 shares authorized, 1,000 shares issued and outstanding	**$21,000**	$21,000
Retained earnings	**6,989**	19,608
Total Shareholder's Equity	**$27,989**	$40,608

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenues:	**$ 0**	$ 0
Operating expenses:		
Professional fees	**8,350**	13,447
Dues and licenses	**4,051**	3,318
Compliance	**135**	611
Miscellaneous	**83**	
	12,619	17,376
Net loss	**($12,619)**	($17,376)

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock	Retained Earnings	Total
Balance, January 1, 2012	$21,000	$36,984	$57,984
Net loss	______	(17,376)	(17,376)
Balance, December 31, 2012	$21,000	$19,608	$40,608
Net loss	______	(12,619)	(12,619)
Balance, December 31, 2013	$21,000	$ 6,989	$27,989

See notes to financial statements.

CARTER CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2013	2012
Cash flows from operating activities:		
Net loss	**($12,619)**	($17,376)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Due from related party	**10,285**	23,611
Net cash provided by (used in) operating activities and net change in cash	**(2,334)**	6,235
Cash, beginning	**22,378**	16,143
Cash, ending	**$20,044**	$22,378

See notes to financial statements.

CARTER CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2013 and 2012

1. Description of the Company and summary of significant accounting policies:

Description of Company:

Carter Capital Corporation (the Company) is a broker – dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company was incorporated under the statutes of the State of Connecticut in 1987. The Company was formed to handle specific transactions subject to SEC oversight referred to them by a related party, Carter Morse Mathias & Company. As a result, the Company did not earn any revenue in 2013 or 2012. The Company also shares office space and employees with Carter Morse Mathias & Company, which is partially owned by the Company's sole shareholder. Carter Morse Mathias & Company paid all basic operating expenses of the Company during 2013 and 2012.

Significant accounting policies:

Method of accounting:

The Company utilizes the accrual method of accounting for financial reporting.

Revenue recognition:

The Company recognizes capital placement fees upon the closing of the financing arrangement. All other fees are recognized when earned.

Income taxes:

The Company has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax returns of the shareholder for federal and state tax purposes.

Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing. Consequently, income tax returns for years prior to 2010 are no longer subject to examination by taxing authorities.

Estimates and assumptions:

Management uses estimates and assumptions in preparing financial statements in conformity with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect certain reported amounts and disclosures. Accordingly, actual results could vary from the estimates used.

2. **Related party transactions:**

The Company pays fees for investment banking services to an affiliate, Carter Morse Mathias & Company. The fees totaled $0 for both 2013 and 2012. The Company borrows and advances funds on an as needed basis with Carter Morse Mathias & Company. Any advances are noninterest bearing and are due on demand. Included in due from related party at December 31, 2013 and 2012 is $7,945 and $18,230, respectfully, due from Carter Morse Mathias & Company.

3. **Rule 15c3-3:**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

4. **Vulnerability due to regulatory environment:**

The Company operates in a heavily regulated environment. The operations of the Company are subject to the rules and regulations of federal, state and local regulatory agencies, including, but not limited to, the SEC and FINRA, and are subject to change at any time.

5. **Net capital requirements:**

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The following is a summary of the Company's net capital position at December 31, 2013 and 2012:

	2013	2012
Net capital	**$20,044**	$22,378
Excess of net capital over the requirement	**$15,044**	$17,378
Aggregate indebtedness to net capital	**0 to 1**	0 to 1

6. Reconciliation of shareholder's equity, net loss and net capital:

A reconciliation of shareholder's equity, net loss and net capital reported to FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$28,139	($150)	$27,989
Total liabilities	$ 0		$ 0
Total ownership equity	$28,139	($150)	$27,989
Total revenue	$ 0		$ 0
Total expenses, including income taxes	$12,469	$150	$12,619
Net loss	($12,469)	($150)	($12,619)
Net capital	$20,044		$20,044

The adjustment above relates to an adjustment by the Company for an expense for a state filing fee that was not previously recorded.

7. Subsequent events:

Management has evaluated subsequent events through February 19, 2014, the date which the financial statements were available for issue.

CARTER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO THE UNIFORM NET CAPITAL RULE 15c3-1

	December 31, 2013	December 31, 2012
Credits:		
Shareholder's equity	**$27,989**	$40,608
Less non-allowable assets:		
Due from related party	**7,945**	18,230
Net capital	**20,044**	22,378
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	**5,000**	5,000
Excess of net capital over minimum requirements	**$15,044**	$17,378
Aggregate indebtedness:	**0**	0
Ratio of total aggregate indebtedness to net capital	**0 to 1**	0 to 1

Note: There are no differences between the above calculation of net capital pursuant to Rule 15c3-1 included in this report and the computation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2013, as amended.

DH L&S

Dworken, Hillman, LaMorte & Sterczala, P.C.
Certified Public Accountants / Business Consultants

Jennifer S. Bull, CPA
James G. Cosgrove, CPA
Walter R. Fulton, CPA
Michael F. Ganino, CPA
Eric N. Hendlin, CPA
William C. Lesko, CPA
Alberto C. Martins, CPA
Paul M. Sterczala, CPA
Joseph A. Verrilli, CPA

Independent Auditors Report on
Internal Control Under SEC Rule 17a-5 (g)(1)

Shareholder
Carter Capital Corporation
Southport, Connecticut

In planning and performing our audit of the financial statements of Carter Capital Corporation (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2014
Shelton, Connecticut

Dworken, Hillman, LaMorte & Sterczala, P.C.